Exhibit 99.1

Form 51-102F3
Material Change Report

1.	Name and Address of Company

CoolBrands International Inc. (the “Issuer”)
210 Shields Court
Markham, Ontario
L3R 8V2

2.	Date of Material Change

May 31, 2007

3.	News Release

A press release disclosing the material change was issued via CNW Group on May 31, 2007 in Toronto, Ontario.

4.	Summary of Material Change

The Issuer announced that in accordance with the special resolution passed by the Issuer’s shareholders on February 27, 2006, the Issuer has filed articles of amendment in order to effect the elimination of its dual class share structure.

5.	Full Description of Material Change

The Issuer (TSX: COB.A) announced that, in accordance with the special resolution passed by the Issuer’s shareholders on February 27, 2006, the Issuer has filed articles of amendment in order to effect the elimination of its dual class share structure. The change to common shares is effective immediately. As a result of the elimination of the Issuer’s dual class structure, a total of 6,025,659 multiple voting shares and 50,049,774 subordinate voting shares have been changed into 56,075,433 common shares, each carrying one vote.

As a result of the Issuer’s multiple voting shares and subordinate voting shares being changed into common shares, the TSX ticker symbol currently representing the Issuer’s subordinate voting shares will be changed to “COB” to reflect the common shares, effective on or about June 4, 2007.

In connection with the elimination of the Issuer’s dual class structure, the Issuer also announced today that the Board Representation Agreement dated October 13, 1997 and amended and restated on January 15, 1998 and further amended January 12, 2001 pursuant to which The Serruya Family Trust, Michael Serruya, Aaron Serruya, the Estate of Richard E. Smith, David M. Smith and David J. Stein agreed with each other to vote all of their respective shares of the Issuer in favour of nominees proposed for election as directors, has been terminated, effectively immediately.

The Issuer also announced that the Trust Agreement dated March 18, 1998 between the Estate of Richard E. Smith, David M. Smith, David J. Stein, Michael Serruya, Aaron Serruya, 1082272, the Serruya Trust, CoolBrands International Inc. and the Chase Manhattan Bank which governed the voting, transfer and conversion of the Multiple Voting Shares, has been terminated, effective immediately.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Further information regarding the matters described in this report may be obtained from Michael Serruya, Chief Executive Officer of the Issuer, (905) 479-8762
Dated this 31st day of May, 2007.